Exhibit 99.1

Nasdaq-Listed SKK Holdings Limited Had Appointed Chaince Securities as Strategic Advisor to Drive Tokenization Strategy

New York, NY — October 29, 2025 (GlobeNewswire) — SKK Holdings Limited (“SKK” or the “Company”) (Nasdaq: SKK), a Cayman Islands–incorporated and Singapore-based a civil engineering service provider that specializes in subsurface utility works in Singapore, today announced that Chaince Securities LLC (“Chaince”), a registered broker-dealer and a subsidiary of Mercurity Fintech Holding Inc. has been appointed as its strategic advisor to develop and execute a comprehensive tokenization and digital asset treasury strategy.

Under this engagement, Chaince will advise SKK on structuring its digital asset treasury, capital market strategy, staking and validator node opportunities, and the development of strategic partnerships across the blockchain and Web3 ecosystem. The collaboration reflects SKK’s forward-looking vision to integrate digital asset capabilities into its business model, enhancing capital efficiency and investor engagement.

“We are confident that this tokenization and digital asset treasury strategy will accelerate our growth and bring more values to our shareholders,” said Mr. Koon Kiat Sze, CEO of SKK.

As a Nasdaq-listed company with operations in Singapore, SKK is focused on specializes in subsurface utility works. Through this partnership with Chaince, the company aims to leverage blockchain infrastructure to modernize its balance sheet, improve liquidity management, and explore asset tokenization as a core strategic pillar.

This advisory engagement underscores Chaince’s leadership in bridging traditional finance with the digital asset economy, providing regulated capital market advisory services to innovative issuers.

About SKK Holdings Ltd.

SKK Holdings Limited is a civil engineering service provider that specializes in subsurface utility works in Singapore. We seek to plan, construct and maintain various public works and infrastructure projects that serve the society and the environment. We have over 10 years of experience in providing civil engineering services to our customers in Singapore in numerous public utility projects, including but not limited to power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works.

About Chaince Securities, LLC

Chaince Securities, LLC (CRD #10590) is a FINRA-registered broker-dealer founded in 1982 and headquartered in New York City. The firm specializes in equity capital markets, investment banking, asset management, and innovative financial solutions. With decades of institutional experience, Chaince is committed to building long-term relationships and delivering tailored strategies that align with the unique goals of its clients.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

SKK Holdings Limited Contacts:

Sunny Soon

Chief Financial Officer

Telephone +65 6334 3831

skkcfo@skkworks.com.sg

Phaik Shya Koay

Financial Controller

Telephone +65 6334 3831

kelly.koay@skkworks.com.sg